Exhibit 99.2

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	March 31	March 31	December 31
	2026	2025	2025
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	758,087	1,030,373	695,247
Trade receivables and accrued income	197,232	247,812	305,139
Other receivables	75,731	26,929	51,703
Financial derivatives	586	803	-
Total current assets	1,031,636	1,305,917	1,052,089

Non-current assets
Restricted deposit	491,547	541,855	495,192
Long-term Prepaid expenses	98,283	79,666	98,788
Fixed assets	2,559,235	2,678,973	2,578,120
Intangible assets	9,330	10,215	9,423
Right of use assets	50,439	53,332	51,599
Total non-current assets	3,208,834	3,364,041	3,233,122

Total assets	4,240,470	4,669,958	4,285,211

Current liabilities
Current maturities of loans from banks	309,369	347,509	291,329
Current maturities of lease liabilities	5,294	4,991	5,298
Current tax liabilities	18,295	24,119	18,403
Trade payables	221,776	297,164	277,149
Other payables	82,072	14,865	103,604
Total current liabilities	636,806	688,648	695,783

Non-current liabilities
Loans from banks	1,497,958	1,756,777	1,508,206
Other long-term liabilities	6,728	60,872	7,275
Long-term lease liabilities	44,569	47,198	44,441
Provision for restoration and decommissioning	37,941	37,212	38,886
Deferred tax liabilities	419,273	405,837	424,828
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,006,629	2,308,056	2,023,796

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	951,077	1,027,296	919,674
Total equity	1,597,035	1,673,254	1,565,632

Total liabilities and equity	4,240,470	4,669,958	4,285,211

Dorad Energy Ltd.

Interim Condensed Statements of Profit or Loss

	For the three months ended		Year ended
	March 31		December 31
	2026	2025	2025
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	592,356	610,554	2,650,533

Operating costs of the Power Plant

Energy costs	97,423	105,220	457,218
Electricity purchase and infrastructure services	306,616	325,315	1,360,728
Depreciation and amortization	56,687	51,418	223,701
Other operating costs	53,345	43,475	187,916

Total operating costs of Power Plant	514,071	525,428	2,229,563

Profit from operating the Power Plant	78,285	85,126	420,970

General and administrative expenses	9,484	8,186	35,628
Other income	-	-	36

Operating profit	68,801	76,940	385,378

Financing income	12,243	28,452	63,434
Financing expenses	40,304	32,743	256,638

Financing expenses, net	28,061	4,291	193,204

Profit before taxes on income	40,740	72,649	192,174

Taxes on income	9,337	16,659	43,806

Net profit for the period	31,403	55,990	148,368

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital
			reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months ended March 31, 2026 (Unaudited)

Balance as at January 1, 2026 (Audited)	11	642,199	3,748	919,674	1,565,632

Net profit for the period	-	-	-	31,403	31,403

Balance as at March 31, 2026 (Unaudited)	11	642,199	3,748	951,077	1,597,035

For the three months ended March 31, 2025 (Unaudited)

Balance as at January 1, 2025 (Audited)	11	642,199	3,748	971,306	1,617,264

Net profit for the period	-	-	-	55,990	55,990

Balance as at March 31, 2025 (Unaudited)	11	642,199	3,748	1,027,296	1,673,254

For the year ended December 31, 2025 (Audited)

Balance as at January 1, 2025 (Audited)	11	642,199	3,748	971,306	1,617,264

Dividend distributed	-	-	-	(200,000)	(200,000)
Net profit for the year	-	-	-	148,368	148,368

Balance as at December 31, 2025 (Audited)	11	642,199	3,748	919,674	1,565,632

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2026	2025	2025
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Net Profit for the period	31,403	55,990	148,368

Adjustments to profit or loss items:
Depreciation and amortization
and fuel consumption	66,514	53,036	257,015
Taxes on income	9,337	16,659	43,806
Financing expenses, net	28,061	4,291	193,204
	103,912	73,986	494,025
Changes in asset and liability items:
Change in trade receivables and accrued income	107,907	(62,187)	(119,514)
Change in other receivables	(24,028)	5,471	(19,304)
Change in trade payables	(51,367)	116,677	121,033
Change in other payables	(21,534)	(106)	22,464
Change in other long-term liabilities	52	315	(27,664)
	11,030	60,170	(22,985)
Cash paid during the year for:
Taxes paid	(15,000)	-	(14,016)

Net cash from operating activities	131,345	190,146	605,392

Cash flows from investing activities:
Proceeds (payment) from settlement of financial derivatives, net	96	289	(5,781)
Changes in restricted deposits	-	-	27,350
Investment in fixed assets	(46,496)	(34,249)	(103,262)
Investment in intangible assets	(618)	(1,115)	(4,668)
Interest received	10,961	14,847	59,519

Net cash used in investing activities	(36,057)	(20,228)	(26,842)

Cash flows from financing activities:
Repayment of lease liability	(163)	-	(4,998)
Receipt of loans from banks	1,923,109	-	-
Repayment of loans from banks	(1,785,312)	-	(320,012)
Dividends paid	-	-	(200,000)
Interest and commissions paid	(163,569)	(190)	(105,341)

Net cash used in financing activities	(25,935)	(190)	(630,351)

Net increase (decrease) in cash and cash equivalents	69,353	169,728	(51,801)

Effect of exchange rate fluctuations on cash and cash equivalents	(6,513)	14,080	(99,517)
Cash and cash equivalents at beginning of period	695,247	846,565	846,565
Cash and cash equivalents at end of period	758,087	1,030,373	695,247

(a) Significant non-cash activity
Liability for gas agreements	-	432	44,615

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